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Exhibit 99.1

ANNUAL INFORMATION FORM

for the year ended October 31, 2006

January 12, 2007

DOCUMENTS INCORPORATED BY REFERENCE

  Financial Statements and notes thereto are contained in the 2006 Annual Report on pages 6 to 12.

  Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Management Information Circular dated as of January 12, 2007.

REPORTING CURRENCY AND FINANCIAL INFORMATION

        Monetary amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of January 2, 2006 the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $ 1. 1649.

INCORPORATION

        Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the laws of the Province of Ontario on November 15, 1961 as a specialized investment holding company. Following its incorporation, Central Fund invested mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. During 1983, Central Fund changed its character to that of a specialized holding company the assets of which were held through its wholly-owned subsidiaries, primarily as gold and silver bullion.

        On April 5, 1990, Central Fund was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario. Pursuant to the Asset Transfer Agreements dated as of June 30, 1990, between Central Fund and each of its then wholly-owned subsidiaries, Central Fund purchased the assets of such subsidiaries, which consisted primarily of gold and silver in bar form, and gold and silver bullion certificates. These subsidiaries were in turn wound up and dissolved subsequent to the above transaction.

        The Head Office of the Company is located at Suite 805, 1323 15th Avenue S.W., Calgary, Alberta T3C 0X8 and the Administrator's Shareholder and Investor Inquiries office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

DESCRIPTION OF THE BUSINESS

General

        Central Fund's objective is to provide an investment alternative for investors interested in holding marketable gold and silver related investments. Its policy is to invest in gold and silver bullion and not to speculate with regard to short-term changes in gold and silver prices. Central Fund's investment policies established by the Board of Directors require it to hold at least 90% of its net assets in gold and silver bullion, primarily in bar form. As at October 31, 2006, on a physical basis, approximately 50 ounces of silver were held for each ounce of gold held. As of October 31, 2006, Central Fund's net assets at market value of approximately $836.3 million consisted of 49.1% gold bullion and certificates, 49.1% silver bullion and certificates, and 1.8% cash and other working capital amounts. Central Fund expects these relative percentages to vary, but it does not intend to substantially increase the relative proportion of cash (except on a short-term basis when cash flow can increase for the reasons noted in the 2006 Annual Report to Shareholders under Liquidity and Capital Resources). Central Fund believes that it is the only company listed on a United States or Canadian stock exchange with the specific investment policies outlined below.

Investment Policies and Operations of Central Fund

        Central Fund is a specialized investment holding company whose investment objective is to hold almost its entire net assets in gold and silver bullion, primarily in bar form. Central Fund's investment policy is determined by its Board of Directors, subject to the provisions of its articles. A summary of Central Fund's policy regarding the components of its net assets is as follows:

  1.
  At least 85% of Central Fund's net assets shall consist of long-term holdings of gold and silver bullion in bar form.

  2.
  At least 90% of Central Fund's net assets shall consist of gold and silver bullion in bar and certificate form.

  3.
  A nominal portion of its net assets not invested in gold and silver bullion may be invested in marketable securities related to the gold and silver markets and industries, although it is not currently the policy to do so.

  4.
  Central Fund's policy is to only hold "cash assets" (consisting of cash and short-term obligations issued or guaranteed by the governments of Canada or the United States, or any political subdivisions thereof, short-term deposits with financial institutions or investment grade commercial paper) for the purposes of paying dividends and expenses, and to generate interest income.

  5.
  Generally, at the time it invests in gold and silver bullion, Central Fund intends that no more than 10% of its net assets shall be cash assets.

        With regard to Central Fund's holding of gold and silver bullion in bar form, it is Central Fund's policy to assess from time to time its mix of such gold and silver bullion based on the Board of Directors' analysis of the current, historical and projected gold to silver price relationship, supply and demand factors and the Board of Directors' analysis of Central Fund's current holdings of gold and silver bars. It is Central Fund's intention to hold both gold and silver bars, but not necessarily in the same proportion as is currently held.

        With regard to Central Fund's minor holdings of bullion certificates, the relative proportions of these items may vary from time to time according to the Board of Directors' assessment of market factors and relative investment opportunities.

        The articles of Central Fund require that at least 75% of the market value of Central Fund's non-cash net assets be invested in gold and silver related investments. This requirement can be changed only with approval of the holders of Central Fund's Class A shares, to be given in the manner set out under "Investment Restrictions" below.

        Central Fund's income objective is secondary to its investment objective of holding almost its entire net assets in gold and silver bullion, primarily in bar form. Thus, it only maintains cash and seeks cash flow to cover expenses and to meet the Class A shares' dividend requirements. However, this does not preclude the officers from taking steps to generate additional cash flow from time to time if its assessment of investment opportunities and relative risk are in keeping with Central Fund's primary investment objective. (Additional cash flow might also be generated in the event that (a) Central Fund realizes capital gains in excess of its expenses and tax losses carried forward for Canadian income tax purposes and (b) Central Fund distributes such capital gains to its shareholders in order that the tax on such gains payable by Central Fund may be refundable as discussed below under "Taxation").

Investment Restrictions

  The articles of Central Fund contain provisions to the effect that Central Fund may not:

  (i)
  invest less than 75% of the market value of Central Fund's non-cash net assets in gold and silver related investments;

  (ii)
  purchase any security (other than short-term government securities, short-term deposits with financial institutions and investment grade commercial paper) issued by any issuer if, immediately after and as a result of such purchase, more than 10% of Central Fund's net assets would consist of securities issued by such issuer;

  (iii)
  purchase any security issued by any issuer if, immediately after and as a result of such purchase, Central Fund would own more than 10% of any class of the outstanding securities issued by such issuer;

  (iv)
  purchase any security or property on margin or otherwise incur indebtedness (other than in the ordinary course related to settlements of its principal positions in securities or bullion) aggregating at any time in excess of 5% of its total net assets;

  (v)
  invest in securities of any issuer of which more than 5% of the issued and outstanding voting shares are beneficially owned, either directly or indirectly, by any officer or director of Central Fund or by any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any combination thereof;

  (vi)
  purchase securities from, or sell securities to, any person that is the holder of 10% or more of Central Fund's common shares, any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any officer or director of any of the foregoing or of Central Fund.

        There is no restriction on the maximum proportion of the assets of Central Fund which may be invested in gold and silver bullion.

        The above restrictions can only be changed with the prior approval of the holders of Class A shares then outstanding given in writing by the holders of all of the Class A shares or by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class A shares duly called for such purpose. Within these restrictions the Board of Directors determines Central Fund's investment policies which may be changed without notice to or vote by the holders of Class A shares. In connection with its U.S. public offering in August 1987 Central Fund modified its investment policies to, among other things, increase the percentage of its non-cash net assets to be held in gold and silver in bar form and as otherwise set forth herein. Prior to such offering, Central Fund had not changed its investment policies since 1983, and it has no present intention of changing said policies.

Administration

        Pursuant to an amended and restated Administrative and Consulting Agreement (the "Administration Agreement") with the Corporation dated November 1, 2005, The Central Group Alberta Ltd. ("the Administrator"), is responsible for the general administration of the business and affairs of Central Fund under the direction of the Board of directors of Central Fund. This includes the provision of administrative and consulting services required by Central Fund, including the provision of general market and economic advice with respect to the investment of Central Fund's assets in accordance with its investment policies and restrictions. Under the terms of the Administration Agreement, the Administrator arranges at its expense, for certain services from others, including currently (i) Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a director of Central Fund, who provides general advice in relation to economic analysis of bullion market trends and developments and guidance to the Boards of Central Fund and the Administrator, (ii) Dr. Hans F. Sennholz, a monetary expert, who provides general economic advice. The shares of the Administrator are sixty percent owned by Mr. Philip M. Spicer (Chairman and a director of Central Fund), and forty percent owned by his son, Mr. J.C. Stefan Spicer (President, CEO and a director of Central Fund).

        In addition, the Administrator provides and pays for office services, supplies and facilities and, through its staff, generally oversees the day-to-day administration of Central Fund's affairs. Central Fund is responsible for the payment of direct expenses such as brokerage, listing, legal, audit, insurance, safekeeping, transfer agent fees, directors' fees and expenses, taxes and expenses incurred with respect to reporting to its shareholders. It is Central Fund's intention that its total annual operating expenses, including the fees payable to the Administrator under the Administration Agreement but excluding income taxes, not exceed one percent of its total assets; however, in view of the costs associated with maintaining holdings of gold and silver bullion, Central Fund cannot assure that annual expenses will not exceed one percent.

        In consideration for services rendered pursuant to the Administration Agreement, Central Fund pays the Administrator a monthly administration and consulting fee based on Central Fund's net assets determined for such month. For the fiscal year ended October 31, 2005, the fee was computed at the annual rate of one-half of one percent of Central Fund's net assets up to $50,000,000, three eighths of one percent on such assets from $50,000,001 to $100,000,000 and one quarter of one percent on such assets over $100,000,000. Effective November 1, 2005 under the Administration Agreement the fee schedule for at least the next ten year term was reduced on an annual basis to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding $1 billion. The approval of the reduced schedule followed Board Committees' requests on August 8, 2005 for review of agreements of the Administrator. Fees paid by Central to the Administrator for the fiscal years ended October 31, 2006, 2005 and 2004 were, in U.S. dollars, $2,013,322, $1,553,660 and $1,108,851 respectively. The Administration Agreement may be amended at the discretion of Central Fund's board of directors and the Administrator without the approval of Central Fund's shareholders.

        The Amended and Restated Administration Agreement is in force until October 31, 2015 and continues in force thereafter unless terminated by Central Fund. Central Fund may at any time effect such termination effective as of such maturity or any renewal thereof by not less than sixty days prior notice if a majority of the directors of Central (excluding such as are also directors, officers, employees or shareholders of the Administrator or advisors, to Central Fund through the Administrator) determine that the performance by the Administrator of its obligations hereunder is not satisfactory and if such termination is then approved by the holders of Class A shares, such approval to be given by the affirmative vote of at least a majority of the votes cast at a meeting of such holders called pursuant to the articles and by-laws of Central Fund for such purpose.

Brokerage Allocation

        Central Fund has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion and marketable securities. Transactions in marketable securities involve the cost of brokerage commissions. Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices. Central Fund's policy is to execute all bullion and marketable security transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

        Because gold and silver prices are established in an extensive international market which is not dominated by any single party, Central Fund believes that it competes on an equal basis with other entities in buying, and if required, in selling gold and silver bullion and bullion investments.

Principal Properties

        Central Fund's properties consist almost entirely of gold and silver bullion, all of which is stored in the vaults of the Canadian Imperial Bank of Commerce in Toronto and Vancouver, Canada. At October 31, 2006 the composition of gold and silver bullion held by Central Fund was as follows:

Gold Bullion:	Fine Ounces
Long-term physical holdings, 100 and 400 fine oz. bars	674,348
Bullion certificates issued by CIBC	5,678

680,026

Silver Bullion:	Ounces
Long-term physical holdings, 1000 oz. bars	33,749,942
Bullion certificates issued by CIBC	245,572

33,995,514

        The gold and silver bars are segregated, specifically identified by bar number and weight, and are insured to full current market value against destruction, disappearance or wrongful abstraction with a standard war risk exclusion. The physical bullion holdings may only be released by CIBC upon receipt of a certified resolution of Central Fund's Board of Directors authorizing such release. CIBC, Central Fund's custodian, maintains insurance on all of Central Fund's physical bullion.

        The bullion certificates are deposited with CIBC, registered in the nominee name of CIBC and are insured by it and not by Central Fund itself. Central Fund, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer. In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC. At October 31, 2006, CIBC's total assets were in excess of Cdn. $304 billion, and its net worth was approximately Cdn. $10 billion.

        On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds of $14,683,200, net of underwriting fees of $611,800. Costs relating to this private placement were $125,000 and net proceeds were $14,558,200. The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of $959,549 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds of $23,425,345, net of underwriting fees of $1,039,767. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099. The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of $1,351,379 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040, net of underwriting fees of $2,997,960. Costs relating to this public offering were $500,000 and net proceeds were $71,451,040. The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600, in physical bar form. The balance of $3,106,750 was retained by the Company in interest bearing cash deposits for working capital purposes.

        On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000, net of underwriting fees of $4,563,000. Costs relating to this public offering were $400,000 and net proceeds were $109,112,000. The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,641 in physical bar form. The balance of $4,432,207 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A shares for proceeds of $81,504,000, net of underwriting fees of $3,396,000. Costs relating to this public offering were $561,303 and net proceeds were $80,942,696. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000 in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of $4,776,296 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On April 27, 2006, the Company, through a public offering, issued 3,208,212 Class A shares for proceeds of $26,948,981, net of underwriting fees of $1,122,874. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $26,448,981. The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730 both in physical bar form. The balance of $4,770,626 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On August 3, 2006, the Company, through a public offering, issued 7,150,000 Class A shares for proceeds of $58,344,000, net of underwriting fees of $2,431,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $57,744,000. The Company used the net proceeds from this public offering to purchase 42,960 fine ounces of gold at a cost of $27,395,623 and 2,148,000 ounces of silver at a cost of $24,549,000, primarily in physical bar form. The balance of $5,799,377 was retained by the Company in interest-bearing cash deposits for working capital purposes.

        On November 30, 2006, the Company, through a public offering, issued 8,640,000 Class A shares for proceeds of $77,967,360, net of underwriting fees of $3,248,640. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $77,367,360. The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, primarily in physical bar form. The balance of approximately $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

SELECTED FINANCIAL INFORMATION

        The selected financial data presented in the table below should be read in conjunction with the Financial Statements and notes thereto included in Central Fund's October 31, 2005 Annual Report to Shareholders, which Financial Statements and notes thereto are incorporated herein by reference. In particular, reference should be made to Note 2 to the Financial Statements which describes a change in accounting policy. For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies ("AcG-18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG-18, had been to measure its investments at fair value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholder's equity until realized, at which time they were recognized in income.

        The effect on prior years is reflected in the table below:

	Years ended October 31
	2004	2003
Net loss prior to change in accounting policy	$(2,305,398)	(1,470,692)
Adjustment for change in accounting policy	46,221,551	26,334,605

Net income as reported	$43,916,153	24,863,913

Net income per share:
Class A shares	$0.64	0.59
Common shares	$0.63	0.58

        The adoption of AcG-18 had no effect on the Company's financial position as at October 31, 2004 or October 31, 2003.

        The net asset value of Central Fund is identical under both Canadian and United States GAAP.

        The presentation below of selected financial data reflects application of the change of accounting policy.

	Years ended October 31
	2006		2005		2004
	U.S.$	Cdn.$	U.S.$	Cdn.$	U.S.$	Cdn.$
Unrealized appreciation of holdings (in millions)	$215.4	$211.1	$45.8	$35.0	$46.2	$18.4
Net income for the period (in millions)	$212.2	$206.4	$42.7	$30.8	$43.9	$14.6
Earnings per share	$2.17	$2.11	$0.45	$0.33	$0.64	$0.21
Change in net assets from prior year (in millions)	$295.3	$300.5	$122.7	$127.8	$223.7	$253.8
% change from prior year	54.6%	47.1%	29.3%	25.0%	114.9%	98.8%
Change in net assets per Class A share from prior year	$2.25	$2.20	$0.47	$0.33	$0.92	$0.70
% change per Class A share from prior year	39.2%	50.3%	8.9%	5.1%	21.1%	12.2%
Gold price (U.S. $ per fine ounce)	$603.75		$470.75		$425.55
% change from prior year	28.3%		10.6%		10.2%
Silver price (U.S. $ per ounce)	$12.08		$7.765		$7.160
% change from prior year	55.6%		8.4%		39.4%
Exchange rate: $1.00 U.S. = Cdn.	$1.1227		$1.1801		$1.2207
% change from prior year	(4.9)%		(3.3)%		(7.5)%

Exchange Rate

        The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended October 31, 2006 as reported by the Bank of Canada were as follows:

	Cdn. $ per U.S. $1.00
Year Ended October 31
	Average	Last	Low	High
2002	1.5737	1.5603	1.5110	1.6132
2003	1.4422	1.3197	1.3038	1.5902
2004	1.3190	1.2207	1.2197	1.3968
2005	1.2190	1.1801	1.1611	1.2704
2006	1.1388	1.1227	1.0990	1.1961

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information set forth in a separate six-page document entitled Central Fund's 2006 Management's Discussion and Analysis Report is incorporated herein by reference.

CAPITAL STRUCTURE, DIVIDENDS AND MARKET FOR SECURITIES

Capital Structure

        The capital of the Company consists of 50,000 common shares without nominal or par value, of which 40,000 such shares were outstanding at the date hereof, and an unlimited number of Class A non-voting shares without nominal or par value, of which 113,294,532 such shares were outstanding at the date hereof.

        Class A Non-voting Shares

        Notice of Meetings.    Holders of Class A non-voting shares are entitled to notice of and to attend all meetings of shareholders. Holders of Class A non-voting shares are not entitled to vote at any meetings of shareholders of Central Fund except as provided for by law and with respect to those matters set out in the articles of the Company, the majority of which are described below.

        Certain Voting Rights.    So long as any Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose:

  (i)
  approve any change in the minimum amount of Central Fund's assets which must be invested in gold and silver related investments as required by its articles of incorporation. This minimum amount is currently set at 75% of the market value of the non-cash net assets of the Company;

  (ii)
  approve any change in the restrictions on the investments which Central Fund is permitted to make;

  (iii)
  issue more than an additional 10,000 common shares;

  (iv)
  create any class of shares ranking in preference or priority to the Class A non-voting shares:

  (v)
  create any class of shares ranking as to dividends in preference to or on a parity with the common shares:

  (vi)
  consolidate or subdivide the common shares, except where the Class A non-voting shares are consolidated or subdivided on the same basis;

  (vii)
  reclassify any shares into Class A non-voting shares or common shares; or

  (viii)
  provide to the holders of any other class of shares the right to convert into Class A non-voting shares or common shares.

        In addition, so long as any of the Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of a majority of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose, appoint any person, firm or corporation to replace the Administrator (or any duly authorized replacement of the Administrator) or to perform generally the duties and responsibilities of the Administrator under the Administration Agreement.

        Dividends.    The Class A non-voting shares are entitled to receive a preferential non-cumulative dividend of U.S.$0.01 per share per annum and thereafter to participate pro rata in any further dividends with the common shares on a share-for-share basis.

        Purchase for Cancellation of Class A Non-voting Shares.    Central Fund may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market or by invitation for tenders to all holders all or any part of the Class A non-voting shares then outstanding at the market price or lowest tender price per Class A non-voting share, as the case may be.

        Rights on Liquidation.    In the event of liquidation, dissolution or winding-up of Central Fund, the holders of Class A non-voting shares are entitled to receive U.S. $3.00 per share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of Central Fund are distributed to the holders of common shares or any shares ranking junior to the Class A non-voting shares. The holders of Class A non-voting shares are entitled to participate pro rata in any further distributions of the assets of Central Fund with the holders of the then outstanding common shares on a share-for-share basis.

        Redemption.    Any holder of Class A non-voting shares is entitled, upon 90 days' notice, to require Central Fund to redeem on the last day of any of Central Fund's fiscal quarters, all or any of the Class A non-voting shares which that person then owns. The retraction price per Class A non-voting share shall be 80% of the net asset value per Class A non-voting share as of the date on which such Class A non-voting shares are redeemed. The articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws and regulations.

        Common Shares

        The common shares entitle the holders to one vote per share at all annual and general meetings of the shareholders. The rights of common shares in respect of dividends and upon liquidation rank secondary to those of the Class A non-voting shares as described above.

Dividends

        As indicated above, the Company pays an annual dividend of $0.01 per Class A share under the rights attaching to such shares. The dividend amounts paid in respect of the fiscal years ended October 31 in 2006, 2005 and 2004 were approximately U.S. $1,046,500, U.S. $942,900 and U.S. $792,900 respectively.

Market for Securities

        Central Fund's Class A shares have been listed on the American Stock Exchange since April 3, 1986 and on The Toronto Stock Exchange since 1965. On January 2, 2007, there were 838 registered holders of record of the Class A shares, the substantial majority of beneficial holdings being in unregistered form. Central Fund believes that a majority of the Class A shares are held by U.S. residents.

        The following table sets forth the high and low net asset value of Central Fund's Class A shares based upon the daily London P.M. gold fix and the daily London silver fix as well as the high and low closing market prices per Class A share and trading volumes as reported on such exchanges.

	Net Asset Value (U.S. $)		American Stock Exchange (U.S. $)			Toronto Stock Exchange (Cdn. $)
Fiscal Quarter Ended
	High	Low	High	Low	Volume	High	Low	Volume
					(Consolidated)
2006 — October 31	8.57	7.37	9.18	7.88	24,322,100	10.25	8.89	3,138,653
July 31	9.73	6.99	10.32	7.90	47,635,300	11.43	8.78	6,168,857
April 30	8.88	6.64	9.86	7.07	43,606,600	11.20	8.20	9,016,834
January 31	7.07	5.55	7.66	5.63	32,924,200	8.85	6.63	3,841,023
2005 — October 31	5.80	5.16	5.85	5.25	27,267,200	6.88	6.21	4,948,703
July 31	5.42	5.13	5.44	5.14	18,617,375	6.76	6.26	2,414,397
April 30	5.50	4.96	5.77	5.20	19,430,200	6.98	6.44	2,818,968
January 31	5.76	5.02	5.96	5.16	18,255,000	7.14	6.37	5,585,734

        Central Fund's 40,000 issued and outstanding common shares are closely held and are not listed on any exchange. On January 2, 2007 there were 45 registered holders of record of such common shares.

DIRECTORS AND OFFICERS

Directors and Officers

        The directors and officers of Central Fund are listed below. Terms of office run from the date of election or appointment until the close of the next annual meeting on February 26, 2007.

Name, Residence and Principal Occupation	Position and Office with Central Fund	Year Elected or Appointed to Position

John S. Elder Q.C. Toronto, Ontario Partner, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director(C)	1983

Douglas E. Heagle Burlington, Ontario Chairman of NSBL International (International Investor)	Director(A)(C)(I)(L)	1964

Ian M.T. McAvity Toronto, Ontario Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Director(E)(I)	1983

Michael A. Parente CMA, CFP Hamilton, Ontario Director of Finance of First Ontario Credit Union Ltd.	Director(A)(I)	1992

Robert R. Sale Tortola, British Virgin Islands Retired Investment Dealer Executive	Director(A)(C)(I)	1983

Dale R. Spackman Q.C. Calgary, Alberta Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director(E)	2001 1990

J.C. Stefan Spicer Ancaster, Ontario President & CEO of Central Fund of Canada Limited President & CEO of Central Gold-Trust	President, CEO and Director(E)	1997 1995

Philip M. Spicer Ancaster, Ontario President of The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director(E)	2001 1961

Malcolm A. Taschereau Navan, Ontario Retired Gold Mining Executive	Director(A)(C)(I)	1985

Catherine A. Spackman CMA Calgary, Alberta Treasurer of The Central Group Alberta Ltd. (Administrator of Central Fund)	Treasurer	1989

Teresa E. Poper Ancaster, Ontario Accounting and Administration Consultant	Assistant Treasurer	2005

Notes:

  (A)
  Member of Audit Committee

  See "Audit Committee matters" below.

  (C)
  Member of Corporate Governance Committee

  The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, facilitating education programs for all directors, assessing the size and effectiveness of the Board as a whole and of the Committee as well as assessing the contribution of individual Board members. The Committee's responsibility extends to ensuring that the board can function independently of management and monitoring the board's relationship to management. It reviews the communications policy of Central Fund to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The Committee meets independently of management from time to time or as necessary. Mr. Sale chairs the Corporate Governance Committee.

  (E)
  Member of Executive Committee

  The Executive Committee meets occasionally between regularly scheduled Board meetings and is delegated authority to deal with most matters. The proceedings of the Executive Committee are reviewed by the Board.

  (I)
  In the view of the Board, is independent under the corporate governance guidelines of the Canadian securities administrators.

  (L)
  Lead Director.

AUDIT COMMITTEE MATTERS

        The Audit Committee currently consists of Douglas E. Heagle, Michael A. Parente, Robert R. Sale and Malcolm A. Taschereau. Mr. Heagle serves as its Chairman.

        Each is "independent" as defined under Multilateral Instrument 52-110 (MI 52-110) of the Canadian securities regulatory authorities and each is financially literate, meaning that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements. Each of them, is regarded by the Board, by virtue of his respective education and/or business background, as well as experience with the Company, as having a basis for (a) understanding the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above and, in the case of Mr. Parente, experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting. Mr. Heagle is a graduate of the Ivey School of Business. He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments). Mr. Heagle has been a director of several Canadian and overseas companies. Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada. He was the Vice-President Finance of the Corporation from February, 1990 to August, 2002 and for nearly 15 years prior to his current position was Chief Financial Officer and Compliance Officer for a manager of mutual funds. Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada. Mr. Taschereau held several positions with the Dome Group before becoming President of Dome Mines Limited (a gold mining production company) until 1983, following which he became a private consultant to the mining industry for many years.

  The Audit Committee fulfils its responsibilities within the context of the following guidelines:

  •
  the Committee communicates its expectations to management and the external auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from management or the external auditors several days in advance of Committee meeting dates;

  •
  the Committee, in consultation with management and the external auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

  •
  the Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation's financial disclosure and presentation;

  •
  the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with management, other Board members and the external auditors as required;

  •
  to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise; and

  •
  as the external auditor's responsibility is not only to the Board of directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with the Corporation.

  The charter of the Audit Committee is as follows:

  Purpose

  The primary function of the Audit Committee is to assist the board of directors of the Corporation (the "Board") in fulfilling their oversight responsibilities by reviewing:

    (a)
    selection, independence and effectiveness of the external auditors;

    (b)
    the financial statements and other financial information and reports which will be provided to the shareholders and others;

    (c)
    the financial reporting process; and

    (d)
    the Corporation's internal audit activity and controls.

  The external auditor's ultimate responsibility is to the Corporation and the Audit Committee, as representatives of the shareholders. These representatives have the ultimate authority to evaluate and, where appropriate, recommend replacement of the external auditors.

  The Committee shall be given full access to the Corporation's records, those of Central Group Alberta Ltd. (the "Administrator) and the external auditors as necessary to carry out these responsibilities.

  Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not employees of the Corporation or the Administrator. It is not the duty of the Audit Committee to conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with the Canadian generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors.

  Qualification of Members

  1.
  The members of the Audit Committee (the "Committee") shall be three or more in number and be "independent" as defined in Multilateral Instrument 52-110 of the Canadian securities regulators. "Independent" for this purpose means that a member has no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with his or her independent judgment. Members of the Committee shall not receive any remuneration other than for acting as a member of the Committee or another committee as a Board member.

  2.
  All members of the Committee shall be "financially literate", that is to say have the ability to read and understand financial statements and related notes that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

  Operating Procedures

  1.
  The Committee requires that management provide for review draft annual and quarterly financial statements, annual and quarterly reports, Management's Discussion and Analysis, Annual Information Form and press releases where relevant, in a timely manner before the scheduled Committee meetings.

  2.
  The Committee meets annually in December (twice) so as to be able to review the draft annual audited financial statements and related materials, and meets quarterly as required to review the draft first, second and third quarter unaudited financial statements and report to shareholders.

  3.
  At least annually, the Committee reviews its effectiveness and the contribution of each of its members.

  4.
  The Committee shall have adequate resources and authority to discharge its responsibilities.

  5.
  The Committee shall have the authority to engage and compensate independent counsel and other advisors which it determines are necessary to enable the Committee to carry out its duties, and to communicate directly with the external and any internal auditors.

  Relationship with External Auditor and Review Responsibilities

  1.
  The external auditors are accountable to the Board and the Committee, as representatives of the shareholders of the Corporation. As such representatives, the Committee has overall responsibility for selection of the external auditors and recommends to the Board, the firm of external auditors to be put forward for shareholder approval at each annual meeting. The Committee will only select external auditors who (a) participate in the oversight program of the Canadian Public Accountability Board (the "CPAB") and (b) are in good standing with the CPAB.

  2.
  The Committee annually reviews and discusses a letter from the external auditors detailing factors that might have an impact on the auditors' independence, including all services provided and fees charged by the external auditors. The Committee satisfies itself regarding the independence of the auditors and reports its conclusions, and the basis for those conclusions, to the Board.

  3.
  The Committee reviews and recommends to the Board for approval the annual audited financial statements and accompanying report to shareholders as well as related documents such as the Annual Information Form or equivalent filings and the Management's Discussion and Analysis.

  4.
  The Committee also reviews and recommends to the Board for approval the unaudited financial statements for the first, second and third quarters, Management's Discussion and Analysis and related reports to shareholders.

  5.
  The Committee is responsible for approving the scope of the annual audit, the audit plan, the access granted to the Corporation's records and the co-operation of management in any audit and review function.

  6.
  The external auditor is required to present and discuss with the Committee its views about the quality of the implementation of U.S. and Canadian GAAP, with a particular focus on the accounting estimates and judgments made by management and management's selection of accounting principles. The Committee meets in private with appropriate members of management and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

  7.
  The Committee is responsible for reviewing the work of the external auditors, including their findings and recommendations, as well as management's response to any such findings and recommendations, and resolving any disagreements between management and the external auditors regarding financial reporting.

  8.
  The Committee should approve all audit services and, wherever feasible, pre-approve any non-audit services to be provided by its external auditors.

  9.
  The Committee is responsible for assessing the effectiveness of the working relationship of the external auditors with management.

  10.
  The Committee is responsible for reviewing the performance of, and approving the fees charged by, the external auditors.

  11.
  The Committee is also responsible, when circumstances dictate, for recommending to the Board the removal and replacement of external auditors.

  12.
  The Committee shall establish procedures for dealing with complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by officers of the Corporation or officers and employees of the Administrator regarding such matters (i.e. whistle-blowing).

  13.
  The Committee shall review and approve the hiring by the Administrator of employees and former employees of the external auditors who were involved in the Corporation's accounts.

  14.
  The Committee shall review and comment to the Board on all related-party transactions.

  15.
  The Committee shall review any change in the Corporation's code of ethics for senior financial officers.

  16.
  The Committee shall review any prospectuses, registration statements, information circulars and other reporting issuer or disclosure statements of the Corporation involving and as related to financial disclosure.

  Relationship to Internal Audit

  1.
  The Committee is responsible for reviewing and approving management's decisions relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, to approve the supplier of such service.

  2.
  The Committee is responsible for ensuring that management has designed and is implementing an effective system of internal control over financial reporting.

  Disclosure

  1.
  The Committee provides a report annually to the shareholders, as part of the Management Information Circular for the annual meeting, which briefly summarizes the nature of the activities of the Committee.

  Procedures

  1.
  The times and locations of meetings of the Committee, the calling of such meetings and all aspects of procedure at such meetings shall be determined by the Committee, as the case may be, provided that in every case:

  (a)
  the presence of at least two members shall be necessary to constitute a quorum; and

  (b)
  the acts of the Committee or any sub-committee, at a duly constituted meeting, shall require no more than the vote of a majority of the members present and that, furthermore, in any circumstance, a resolution or other instrument in writing signed by all members of the Committee shall avail as the act of the Committee.

  2.
  The Secretary of the Committee, failing which the Assistant Secretary of the Corporation, shall be the Secretary of the Corporation.

        The following table sets out information with respect to the fees of the external auditors, Ernst & Young LLP, for the past two fiscal years of the Company:

Fiscal Year Ended	Audit Fees	Tax Fees	All Other Fees(1)
October 31, 2006	$45,882	—	$67,486
October 31, 2005	$36,026	—	$20,011

        Note (1): Review of financial information and financial statement preparation for public offerings of Class A shares of the Company and certain assistance to the Company for its preparation for the Sarbanes Oxley 404 audit.

        The Audit Committee is required to approve all non-audit work undertaken by the external auditors. As a matter of policy, the external auditors are precluded by the Board of directors from supplying actuarial services; appraisal or evaluation services; fairness opinion or contribution-in-kind reports; bookkeeping or other services related to the accounting records or financial statements; broker or dealer, investment advisor or investment banking services; financial information systems design and implementation; internal audit outsourcing; legal or expert services related to the audit; and management functions or human resources.

RISK FACTORS

        The following are certain factors relating to the business of the Company which prospective investors should consider carefully before deciding whether to purchase shares.

  Gold and Silver Price Volatility

Central Fund's business almost entirely involves investing in pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, and which are beyond the Company's control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold producers as gold producers have considerable inherent operational risks, resulting in more volatile share prices of such producers. Central Fund's net assets are denominated in U.S. dollars. As at October 31, 2006, the Company's assets were made up of 49.1% gold bullion, 49.1% silver bullion and 1.8% cash, marketable securities and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets. The market prices of gold and silver bullion may be affected by a variety of unpredictable, international, economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional political or economic events (including banking crises). Political factors, including international conflicts, may also affect gold and silver prices. In addition, Central Fund's business may also be affected to a lesser extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

ADDITIONAL INFORMATION

        There are no officers of Central Fund who receive remuneration from Central Fund for acting in such capacity and it has no employees. Officers who are also directors receive the standard director's fee, except that Messrs. P. Spicer and S. Spicer receive no remuneration as directors from Central Fund. Central Fund does not have any retirement or benefit plans. No director or officer of Central Fund is or has been indebted to Central Fund. Mr. Dale Spackman and Mrs. Catherine A. Spackman are husband and wife.

        As of January 4, 2007, the directors and officers of Central Fund as a group beneficially owned or are deemed to own, directly or indirectly, approximately 62.85% of the outstanding common shares of Central Fund.

        John Elder, a director and Secretary of the Company, was a director of a restaurant enterprise, Richtree Inc. ("Richtree"). Richtree is not affiliated with the Company. In late December 2002 and again in late December 2003, the Ontario Securities Commission issued a temporary restraining order prohibiting each of the directors and officers of Richtree from trading in the securities of Richtree until its annual audited financial statements were filed. The directors individually consented to the Commission issuing such orders. Such orders were lifted in late January 2003 and late February 2004 respectively following Richtree's filing of the audited financial statements for the relevant fiscal year. In October of 2004, Richtree made a proposal under the Companies' Creditors Arrangement Act (Canada) and all of its assets were subsequently sold to the secured creditor in early 2005. He ceased to be a director prior to completion of such sale.

        Central Fund's Registrar and Transfer Agent is CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver. CIBC Mellon's Co-Transfer Agent for business in the United States is Mellon Investor Services LLC in New York.

        Central Fund will provide to any person, upon request to Central Fund's President, Treasurer or Secretary at the Administrator's Shareholder and Investor Inquiries' office located at Box 7319, Ancaster, Ontario L9G 3N6, the following additional information:

  (a)
  when securities of Central Fund are in the course of a distribution pursuant to a short form prospectus or a base shelf or preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i)
  one copy of Central Fund's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  (ii)
  one copy of the comparative financial statements of Central Fund for its most recently completed financial year, together with the accompanying report of Central Fund's auditor, and one copy of any of Central Fund's interim financial statements subsequent to the financial statements for the most recently completed financial year;

  (iii)
  one copy of Central Fund's Management Information Circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and

  (iv)
  one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Central Fund may require the payment of a reasonable charge if the request is made by a person who is not a holder of Central Fund's securities.

        Additional information, including directors' and officers' remuneration, principal holders of Central Fund's common shares and interests of insiders in material transactions, where applicable, is contained in Central Fund's Management Information Circular dated as of January 12, 2006 in connection with its annual meeting of shareholders to be held on February 26, 2007. Additional financial information is provided in Central Fund's 2006 Annual Report. Copies of Central Fund's Management Information Circular dated as of January 12, 2007 and the 2006 Annual Report may also be obtained by visiting our Website at www.centralfund.com.

        Further information relating to Central Fund may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

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